September 25, 2017

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hamilton Beach Brands Holding Company

Registration Statement on Form S-1

File No. 333-220066

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Hamilton Beach Brands Holding Company (the “Company”) respectfully requests that the effective date for the Registration Statement on Form S-1 (File No. 333-220066), which was filed on September 25, 2017, as amended, (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 9:00 a.m. Eastern Time on September 26, 2017, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, we respectfully request that you orally confirm that event with Eric Orsic of McDermott Will & Emery LLP, counsel to the Company, at (312) 984-7617.

Thank you for your attention to this matter.

* * * * *

Very truly yours,

Hamilton Beach Brands Holding Company

By:	/s/ Gregory H. Trepp
Gregory H. Trepp
President and Chief Executive Officer